Queen’s Gambit Growth Capital
55 Hudson Yards, 44th Floor

New York, NY 10001

January 14, 2021

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Queen’s Gambit Growth Capital
Draft Registration Statement on Form S-1
Submitted December 17, 2020
Registration Statement on Form S-1
Filed on December 29, 2020
File No. 333-251790

Ladies and Gentlemen:

Set forth below are the responses of Queen’s Gambit Growth Capital (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated January 12, 2021, with respect to the Company’s Draft Registration Statement on Form S-1, filed with the Commission on December 17, 2020 and the Registration Statement on Form S-1, File No. 333-251790, filed with the Commission on December 29, 2020 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

In addition to the edits noted below made in response to the comments received from the Staff, Amendment No. 1 reflects the following changes:

•	An increase in offering size from $225 million to $275 million;
•	A change from one-half warrants to one-third warrants;
•	The addition of two underwriters and resulting updates to the underwriting section;
•	The inclusion of certain exhibits:
o	Exhibits 1.1, 4.1, 4.4, 5.1, 10.2, 10.3, 10.6 and 23.1 were updated to reflect the changes noted above
o	Exhibits 3.2 and 5.2 are new exhibits, not previously filed.

Other than a couple of clean-up and update edits, no other changes have been made to the Registration Statement.  We will provide the Staff by email a marked Amendment No. 1, reflecting all changes made to the Registration Statement.

Securities and Exchange Commission

January 14, 2021

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in Amendment No. 1.

Form S-1 filed December 29, 2020

The Offering

Manner of conduction redemptions, page 29

1.

We note your disclosure that if Agility and Luxor purchase all of the Units subject to their indications of interest and vote in favor of a business combination, the number of votes from public shareholders needed to approve the transaction will be reduced.  Where you discuss the percentage of public shares needed to approve a transaction here and throughout the prospectus, please add disclosure of the percentage required if Agility and Luxor vote their shares in favor of a transaction.

RESPONSE: We have revised Amendment No. 1 to provide for additional disclosure regarding the percentage required if Agility and Luxor vote their shares in favor of a transactions. See pages 19, 28, 40, 106 and 143 of Amendment No. 1.

Management

Conflicts of Interest, page 131

2.

We note your disclosure on page 132 that officers and directors have additional fiduciary and contractual obligations to other entities.  Please include disclosure that identifies each of the entities to which each of your executive officers and directors currently havefiduciary duties or contractual obligations, the nature of each entity's business and of the individual's relationship to it.  Consider placing this disclosure in a chart or table if there are several relationships to describe.

RESPONSE: We have revised Amendment No. 1 to include disclosure that identifies each of the entities to which each of the Company’s executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity’s business and of the individual’s relationship to it. See pages 131 through 133 of Amendment No. 1.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan or E. Ramey Layne of Vinson & Elkins L.L.P. at (212) 237-0133 or (713) 758-4629.

Very truly yours,

QUEEN’S GAMBIT GROWTH CAPITAL

By:	/s/ Victoria Grace
Name:	Victoria Grace
Title:	Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.
E. Ramey Layne, Vinson& Elkins L.L.P.
P. Michelle Gasaway, Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Skadden, Arps, Slate, Meagher & Flom LLP